EXHIBIT 14

InFocus Corporation Code of Conduct

Table of Contents

Description

Introduction

Company Values

Conflicts of Interest/Outside Employment

Corporate Opportunities

Confidentiality

Non-Public Info/Securities Trades

Responsibility to Customers, Business Partners, Shareholders & Governments

Disclosure Process

Disciplinary Actions

Company Assistance

1.                                      Introduction

This Code of Conduct applies to all employees, including officers (collectively “Employees”), and members of the Board of Directors (“Directors”) of InFocus Corporation (“InFocus”, or the “Company”).

2.                                      Company Values

InFocus is a dynamic, successful organization that expects its Employees and Directors to model the Company’s values and behaviors, as developed in the Company’s Strategic Planning process.  Primary to these values and behaviors are:

•                                          Be honest, trustworthy, and act with integrity in everything we do;

•                                          Honor agreements;

•                                          Be accountable and expect it of others;

•                                          Commit to open, effective and direct communication; and

•                                          Recognize and embrace diversity.

These values apply within the Company and in connection with the Company’s customers, partners and the public.

In addition, all Employees and Directors will comply with all applicable governmental laws, rules and regulations, including without limitation those relating to public accounting, securities regulation, export restrictions, trade practices and advertising, antitrust, foreign corrupt practices, and civil rights.

3.                                      Conflicts of Interest/Outside Employment

It is the policy of InFocus that all Employees and Directors disclose any situation that does, may, or appears to involve a conflict of interest between their personal interests and the interests of InFocus. It is impossible to list every circumstance giving rise to potential conflicts of interest. Good judgment should be exercised at all times. The following are general guidelines for transactions which may create potential conflicts of interest:

•                                          Any personal financial interest or business involvement with an outside concern that does business with (including clients, vendors, consultants, etc.) or is a competitor of InFocus.

•                                          Any involvement in a transaction that may impair or appear to impair the ability or effectiveness of an Employee or Director in fulfilling his/her duties and obligations to InFocus.

•                                          Engaging in any work external to InFocus that involves Company employees, equipment, vehicles or supplies.

•                                          Representation of InFocus in any transaction in which a personal interest or personal benefit may be involved.

•                                          Acceptance of gifts of significant value, or any substantial favors from an outside concern which does, is seeking, or may do business with InFocus.  This area requires some judgment because InFocus operates worldwide and there may be instances when it is an accepted business practice and culturally appropriate to exchange gifts that may be of value.

•                                          Engaging in any directive, managerial or consultative services to any other business organization.

Employees are directed to contact the Legal Department for full disclosure and approval prior to engaging in any of the above listed transactions.  The Legal Department will refer any proposed transaction involving an officer of InFocus to the Audit Committee for review and approval.  Directors must make full disclosure and obtain the advance approval of the Audit Committee for any such transaction that would give rise to a potential conflict of interest between the Director and InFocus.

If there is any doubt about a potential conflict of interest, the Employee or Director should submit appropriate information for review and approval.  Disclosure must be made in writing on all transactions as early as possible.  Final approval is required before execution of any agreement.

Directors must also disclose to the Board of Directors any personal interest they may have in a transaction that is under consideration by the Board and recuse themselves from participation in any decision in which there is a conflict between their personal interests and those of InFocus.

4.                                      Corporate Opportunities

Unless the Board of Directors gives its consent, Employees and Directors are prohibited from taking for themselves personally opportunities that are discovered through the use of corporate property, information or position.  Employees and Directors owe a duty to the Company to advance its legitimate interests when the opportunity to do so arises.

5.                                      Confidentiality

The protection of confidential business information and trade secrets is vital to the interests and the success of this organization. Such confidential information includes but is not limited to the following examples:

•                                          Compensation data of other employees

•                                          Customer lists

•                                          Financial information

•                                          Labor relations strategies

•                                          Marketing strategies

•                                          New materials research

•                                          Pending projects and proposals

•                                          Proprietary production processes

•                                          Research and development strategies

•                                          Scientific data and prototypes

•                                          Technological data and prototypes

It is crucial that InFocus maintain Non-Disclosure Agreements (NDAs) with all third parties (e.g. suppliers, partners, etc.) who receive confidential information from InFocus.  At the onset of any third party relationship that may require exchange of proprietary information, it is the responsibility of the InFocus Employee involved to see that an NDA is in place with that third party.  Moreover, even with an NDA in place, confidential information should only be passed to third parties on a “need to know” basis.

Each Employee is required to sign an Employee Invention and Non-Disclosure Agreement with

InFocus as a condition of employment upon joining the Company.  This agreement relates to an Employee’s obligations of disclosure and assignment of inventions.  It also relates to an Employee’s obligations of confidentiality with respect to confidential or proprietary information of the Company, including trade secrets.

6.                                      Non-Public Information & Securities Trades

An Employee or Director of InFocus and its affiliates who, in the course of his/her relationship with the Company, has access to material non-public information, holds a special position of trust and confidence. All non-public information belongs to InFocus and misappropriation of such information for trading, tipping, or other personal purposes is a violation of his/her duty to the Company and is expressly outside the scope of his/her authority as an Employee or Director. This policy also applies to information relating to any other company, including our customers and suppliers, obtained as an Employee or Director of the Company.  Employees and Directors are forbidden to trade on the basis of material non-public information obtained in the course of employment or service to the Company.

The Company has a specific Insider Trading Policy that applies to Employees worldwide.  In addition, because Directors, officers, and certain other Employees of the Company are more visible to the public than most Employees and are most likely, at least in the view of the public, to possess inside information about InFocus, they are asked to do more than refrain from insider trading. Under the Company’s Insider Trading Policy, these persons must limit their transactions in Company stock to defined periods of time following the dissemination of quarterly and annual financial results and observe other restrictions designed to minimize the risk of apparent or actual insider trading.

7.                                      Responsibility to Customers, Business Partners, Shareholders and Governments

A.                                    Our Responsibility to Customers

InFocus exists to satisfy its customers profitably.

1.                                       Product Quality.  In order to satisfy the expectations of our customers, compliance with our quality standards, processes, procedures and safety requirements is essential.  It is the responsibility of each of us to do whatever we do with the highest level of quality and service for customers who are both external and internal to the company.  We damage our name, reputation and ability to grow as a company whenever we ship products or provide services that fail to live up to our quality standards.

2.                                       Sales and Marketing.  We build long-term profitable relationships with our customers by demonstrating honesty and integrity in our communication and dealings with them day to day.  All of our marketing and advertising will be accurate and truthful.  Deliberately misleading messages, omissions of important facts or false claims about our products or our competition are never acceptable.

We will only obtain business legally and ethically.  We operate globally, and in certain cultures it is sometimes considered common business practice to offer and/or accept bribes or kickbacks.  It is important to respect local cultures without compromising our integrity or ethics by either offering or accepting bribes or kickbacks.  Bribes or kickbacks are not acceptable.

3.                                       Customer Information.  We must protect customer information that is sensitive, private or confidential just as carefully as if it is our own.  Only those who are authorized or have a need to know should have access to customer confidential information.

4.                                       Government Customers.  We must take special care to comply with all the legal and contractual obligations in dealing with governments.  National and local governments worldwide have specific and varied procurement laws and regulations that have been established to protect public interests.  Among other things, these laws often prohibit or put strict limits on gifts, entertainment, or travel with government officials.  Extra care and effort needs to be taken whenever dealing with government officials who are customers.  We also need to comply with restrictions on use of technology in prohibited countries.  Other laws apply to the hiring of current or retired government officials and their family members and any other conduct that might give the appearance of improperly influencing their ability to make objective decisions.  Other regulations govern billing and accounting practices for dealings with governments.

These laws and regulations apply to InFocus worldwide.  When we use suppliers and subcontractors to fulfill commitments, we are also responsible for ensuring they abide by the same standards we hold ourselves to as employees of InFocus.  If you deal with government officials and contracts, you are responsible for knowing and complying with the applicable laws and regulations of a publicly traded company, including among others, the Foreign Corrupt Practices Act.  See Section 7.D. of this Code of Conduct.

B.                                    Our Responsibility to Business Partners

Building quality relationships with other companies gives InFocus a competitive business advantage.

1.                                       Doing Business with Others.  We will not conduct business with others who will harm or damage the reputation of InFocus.  For example, we will not do business with others who intentionally and continually violate the law.  These laws include, among others, safety, anti-corruption, financial fraud, environmental and humanitarian.  All arrangements with third parties must also comply with the standards of this Code of Conduct and the InFocus Employee Policies.  We will not use any third party to perform any act that is prohibited by law or is in violation of standards of this Code of Conduct or the InFocus Employee Policies.

(a)                                  Agents and Consultants

Rates or fees paid to dealers, distributors, agents or consultants must be reasonable in relation to the value of the product or service that is being rendered.  We will not pay commissions or fees that we have reason to believe might become bribes.

(b)                                 Subcontractors

Subcontractors often will play a key role in the fulfillment of contract relationships.  Subcontractors are expected to perform their duties on behalf of InFocus consistently with this Code of Conduct and our Employee Policies.

(c)                                  Joint ventures and Alliances

InFocus will strive to ally itself with companies that share in our commitment to ethical behavior.

2.                                       Purchasing Practices.  Purchasing decisions must be made based solely on the best interest of InFocus.  We will work with suppliers who win our business based on the best product or service, price, delivery and quality.  Purchase agreements should be clearly documented and clearly identify the product or service being acquired, the basis for earning payment and the applicable price or fee.  The amount of payment must be commensurate with the value of the product or service provided.

All nonstandard contracts require legal review prior to entering into a final agreement and being signed by authorized personnel.

C.                                    Our Responsibility to Shareholders

We operate to create and grow shareholder value.  We will treat the investment of our shareholders as if it were our own.

1.                                       Protecting InFocus Assets.  We have a responsibility to protect the InFocus assets entrusted to us from loss, damage, misuse or theft and to leverage them to profitably grow the Company.  Assets such as funds, projectors or computer equipment may only be used for promoting the Company, business use or other purposes approved by management.  InFocus assets may never be used for illegal purposes.

2.                                       Proprietary Information.  We will safeguard all proprietary information by marking information accordingly as Company-owned, confidential information, keeping it secure and limiting access to those who have a need to know in order to do their jobs.  Proprietary information includes any information that is generally not known to the public and is helpful to InFocus or would be helpful if known to our competitors.  It also includes information provided to us by our customers or suppliers.  The obligation to preserve proprietary information continues even after employment with InFocus.

3.                                       Accuracy of Company Records.  We require honest and accurate recording and reporting of information in order to make timely, responsible business decisions.  This includes data and information relating to quality, safety, personnel records and all financial information.

In order to prepare “full, fair, accurate, timely and understandable disclosure” in our SEC reports, public disclosures and press releases, all financial books, records and accounts must accurately reflect the transactions and events in the appropriate time period and conform to the required accounting principles and InFocus’ system of internal controls It is unacceptable to make false, artificial or misleading entries.  Payments can be made only for the purpose spelled out on the supporting documentation.

4.                                       Accurate and Timely Periodic Reports.  InFocus is committed to providing investors with full, fair, accurate, timely and understandable disclosure in the periodic reports that it is required to file.  To this end, the Company shall:

(a)                                  Comply with generally accepted accounting principles at all times;

(b)                                 Maintain a system of internal accounting controls that will provide reasonable assurances to management that all transactions are properly recorded;

(c)                                  Maintain books and records that accurately and fairly reflect the Company’s transactions;

(d)                                 Prohibit the establishment of any undisclosed or unrecorded funds or assets; and

(e)                                  Maintain a system of internal controls that will provide reasonable assurances to management that material information about the Company is made known to management, particularly during the periods in which the Company’s periodic reports are being prepared.

5.                                       Recording and Retaining Business Communications.  All business records and communications should be clear, truthful and accurate.  We should avoid exaggeration, colorful language, guesswork, legal conclusions and derogatory remarks or characterizations of people and/or companies.  This applies to communications of all kinds, including e-mail and “informal” notes or memos.  Record retention should be managed in accordance with the InFocus document retention policy.

6.                                       Competitive Information.  It is unacceptable to use any illegal or unethical method to gather competitive information.  Stealing proprietary information or possessing trade secret information that was obtained without the owner’s consent (including disclosures by past or present employees of other companies) is prohibited.

7.                                       Fair Competition and Antitrust.  Everyone at InFocus is required to comply with the antitrust and unfair business practices laws of the countries in which we operate.  These laws are complex and vary considerably country to country.  They generally concern:

(a)                                  Agreements with competitors that harm customers, including price fixing and allocations of customers or contracts;

(b)                                 Agreements that unduly limit a customer’s ability to sell a product, including establishing the resale price of a product or service, or conditioning the sale of products on an agreement to buy other InFocus products; and

(c)                                  Attempts to monopolize, including deliberate pricing of products below cost in an attempt to eliminate competition.

8.                                       Communicating to External Audiences.  To ensure accurate and consistent handling of information, requests for information from outside the Company should be forwarded to Corporate Communications or Investor Relations.

For non-routine requests for information from governmental and other monitoring agencies, please contact the Legal Department, Finance or Corporate Communications.  Responses to such requests must be accurate and truthful and comply with our document retention policies and procedures.

D.                                    Our Responsibility to Governments

As responsible citizens, it is our obligation to obey the law.

1.                                       Compliance with the Law.  We expect all of our Employees and Directors around the world to comply with the applicable laws and regulations wherever we do business.  Perceived pressures from supervisors or demands due to business conditions are not acceptable excuses for violating the law.

2.                                       Political Activities.  Employees should contact senior management for approval prior to getting involved with any potential political activity that might affect the Company.  The CEO must approve any potential political activity by an officer that might affect the Company.  All government contracts must go through legal review prior to being entered into by the Company.

3.                                       Anti-Corruption Laws.  InFocus will comply with anti-corruption laws in the countries in which we operate, including the U.S. Foreign Corrupt Practices Act (FCPA), which applies wherever we do business worldwide.  It is unacceptable to offer or to make, directly or indirectly, a corrupt payment to government officials.  This applies to InFocus employees and agents/subcontractors of InFocus.

4.                                       Crossing National Borders.  Importing and exporting products, services, information or technology should be performed in accordance with the applicable laws and regulations that govern crossing of national borders.  International travel is to be done in accordance with the laws and regulations that govern customs and immigration.

E.                                      Our Responsibility to Do the Right Thing

In our business world situations regularly arise that require good business judgment; so whenever you are in doubt, consult with someone to cross check your thinking so you are not alone in your business decisions.  It is always helpful to ask yourself if your business decisions or actions will reflect in a positive way on InFocus, its shareholders, customers and suppliers.  If you observe a business decision or action that is a criminal act, is not safe, or violates a law, it is your responsibility to protect the Company.

8.                                      DISCLOSURE PROCESS

A.                                    Introduction

InFocus is committed to the highest standards of openness, ethical behavior, integrity and accountability.  These standards are set at the top by the CEO and CFO and apply to each and every Employee and Director regardless of their position

B.                                    Statement of Policy

Any Employee or Director is free, without fear of retaliation, to raise concerns internally and at a high level and to disclose information about conduct that the individual believes is improper, illegal or fraudulent.  These concerns include, but are not limited to:

•                                          Improper or unethical behavior including violations of this Code of Conduct or the Employee Policies;

•                                          Violations of federal securities laws;

•                                          Illegal acts;

•                                          Employee safety;

•                                          Financial fraud, inappropriate accounting practices, violation of internal accounting controls, misrepresentation of information to auditors or hindrance of internal or external audit work; or

•                                          Attempts to conceal any of the above.

Any Employee or Director of the Company who discloses such concerns to an appropriate person (see below) will be protected from retaliation, provided the disclosure is made:

•                                          in good faith;

•                                          in the reasonable belief of the individual making the disclosure that they are doing so with factual evidence in support of the violation; and

•                                          in accordance with the procedures outlined in this Code of Conduct.

C.                                    Confidentiality

InFocus will treat all disclosures in a confidential and sensitive manner.  The identity of the individual making the disclosure may be kept confidential so long as it does not hinder or frustrate any investigation.  However, the investigation process may reveal the source of the information, and the individual making the disclosure may need to provide a statement as part of the evidence required.

D.                                    Process for Disclosure

Employees shall report any known or suspected violations of laws, governmental regulations, this Code of Conduct or the Employee Policies to the Company’s Legal Department or Director of Internal Audit.  Directors should report to the Chair of the Audit Committee.

1.                                       Complaints must be made in writing and include:

•                                          Name and work location of the complainant (unless submitted anonymously).

•                                          Name and title of InFocus employee(s) against whom the complaint is made.

•                                          The specific type(s) of behavior or actions observed as a result of the misconduct.

•                                          The specific date(s) on which the misconduct was observed

•                                          A clear and concise statement of the facts that form the basis of the complaint.

•                                          Attachment of written documentation or other evidence, if available, substantiating the complaint.

2.                                       A complaint may be filed online anonymously through EthicsLine, http://wv-iis-02/EthicsLine/, with the Director of Internal Audit or the Legal Department.

3.                                       In the event the above routes are not suitable or acceptable to the Employee, then he or she may contact the Chair of the Audit Committee.

E.                                      Investigation Procedure

When a complaint is received, Internal Audit and Legal will, based on the nature of the alleged violation, either appoint an executive to investigate the complaint or conduct an independent investigation.

•                                          As soon as practically possible after the receipt of the complaint, the investigating party will send a written acknowledgement of the concern to the complainant and follow up with him or her in writing at the conclusion of the investigation.  If the complaint is submitted anonymously, no written acknowledgement can be expected until the complainant makes himself or herself known.

•                                          The Chairman of the Audit Committee, CEO and CFO will be promptly notified of any alleged violation.  If an alleged violation is filed against the CEO or CFO, only the Chairman of the Audit Committee will be notified.

•                                          The investigating party will inform the member of staff against whom the complaint is made, unless doing so would hinder the investigation.  The member of staff will be informed of his/her right to be accompanied by a representative at any future interviews.

•                                          The complaint will be fully investigated by the investigating party who may choose to use other internal or external resources.

F.                                      Protection from Retaliation

Retaliation is considered a criminal offense.  If it is alleged that an Employee has been retaliated against for his/her prior disclosure of misconduct, the Legal Department or Director of Internal Audit will investigate and, if justified, initiate appropriate and immediate disciplinary and/or legal action against the perpetrator(s) of the retaliation, consistent with the circumstances of the complaint and the disclosure.

G.                                    Allegations in Good Faith

If an individual makes an allegation in good faith, which is not confirmed by subsequent investigation, no action will be taken against that individual.  In making a disclosure, the individual should use care to ensure the accuracy of the information.

H.                                    Malicious or Harassing Allegations

Disciplinary action may be taken against persons who make malicious or unsubstantiated, harassing allegations, particularly if the person persists in making them.

I.                                         Waivers

The provisions of this Code of Conduct may be waived for non-executive Employees only in writing by the Legal Department.  The provisions of this Code of Conduct may be waived for officers and Directors only by a resolution adopted by the Company’s independent Directors.  Any change in or waiver of this Code of Conduct for officers and Directors may be subject to public disclosure as required by applicable laws and regulations and NASDAQ listing standards.

9.                                      Disciplinary Actions

The matters covered in this Code of Conduct are of the utmost importance to the Company, its shareholders and its business partners, and are essential to the Company’s ability to conduct its business in accordance with its stated values and the law.         Persons who violate any laws, governmental regulations, this Code of Conduct or the Employee Policies will face appropriate, case specific disciplinary action.  Disciplinary actions may include immediate demotion or termination of employment or business relationship at the Company’s sole discretion.  Where the Company has suffered a loss, it may pursue its remedies against the individuals or entities responsible.

10.                               Company Assistance

The Company’s Legal Department is available to provide assistance concerning interpretation of and compliance with this Code of Conduct.